Filed by Lions Gate Entertainment Corp.

Form S-4 File No.:  333-212792

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Starz

Commission File No.:  001-35294

August 5, 2016

The following is a transcript of a conference call hosted by Lions Gate Entertainment Corp. on August 4, 2016 at 2:00 p.m. PDT.

Final Transcript

LIONS GATE ENTERTAINMENT: Fiscal 2017 1st Quarter Earnings Call August 4, 2016/2:00 p.m. PDT

SPEAKERS

James Marsh - Senior Vice President of Investor Relations

Jon Feltheimer - Chief Executive Officer

James Barge - Chief Financial Officer

Michael Burns - Vice Chairman

Robert Friedman - Co-Chair Motion Picture Group

Patrick Wachsberger - Co-Chair Motion Picture Group

Steve Beeks - Co-Chief Operating Officer and President Motion Picture Group

Kevin Beggs - Chairman Lionsgate TV Group

Brian Goldsmith - Co-Chief Operating Officer

Rick Prell – Chief Accounting Officer

Laura Kennedy - EVP of Corporate Development

ANALYSTS

Alexia Quadrani – JP Morgan

Stan Meyers – Piper Jaffray

Amy Yong – Macquarie Securities

Barton Crockett – FBR Capital Markets

Ben Mogil – Stifel

David Joyce – Evercore ISI

David Miller – Loop Capital Markets

Todd Juenger – Sanford Bernstein

John Janedis – Jefferies

Steven Cahall – Royal Bank of Canada

Matthew Harrigan – Wunderlich Securities

Eric Wold – B. Riley

Evan Wingren – Pacific Crest Securities

Richard Greenfield – BTIG

Jim Goss – Barrington Research

Tuna Amobi – S&P Global Markets

PRESENTATION

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the Lionsgate Fiscal 2017 First Quarter Earnings Call. At this time, all lines are in a listen-only mode. Later, we will conduct a question and answer session, and instructions will be given at that time. (Operator instructions) As a reminder, today’s conference is being recorded.

I would now like to turn the conference over to James Marsh. Please go ahead.

J. Marsh	Great. Thanks, Ryan, and good afternoon to everyone. Thank you for joining us today for our fiscal 2017 first quarter conference call. We’ll begin with opening remarks from our CEO, Jon Feltheimer, followed by remarks from our CFO Jimmy Barge. We’ll then open up the call to questions after those remarks.

Joining us today on the call are Vice Chairman Michael Burns; Motion Picture Group Co-Chair Rob Friedman; Chairman of Lionsgate TV Group Kevin Beggs; Steve Beeks, our Co-COO and President of Motion Picture Group; Brian Goldsmith, Co- COO; Rick Prell our Chief Accounting Officer; and Laura Kennedy, our EVP of Corporate Development; as well as Patrick Wachsberger [Co-Chair, Motion Picture Group].

The matters discussed on this call include forward-looking statements, including those regarding the performance of our future fiscal years. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various factors, including the risk factors set forth in Lionsgate’s 10-Q filed with the SEC on August 4th. The company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

With that, I’ll turn it over to Jon. Jon.

J. Feltheimer	Thank you, James. Thank you all for joining us this afternoon.

During the quarter we took significant steps to scale our content portfolio and expand its access to world-class distribution.
Upon closing, our acquisition of Starz will be the largest and most transformative transaction in our history.

We’ve been looking at Lionsgate and Starz’s respective operations, pipelines and platforms, exploring all the things we can do together. And I can tell you that we’re even more excited about the deal today than when we first announced it.

We think the rationale is very compelling.

This transaction provides a unique opportunity to dramatically scale our original, premium television production, which we believe is a critical success factor for any content-driven company.

The combined company will invest nearly one billion dollars a year in new television series alone, and nearly $1.8 billion in new content annually, including our investment in motion pictures.

And together, our two companies will be spending approximately $700 million a year marketing this content on a global basis.

Starz has built a solid content portfolio with growing hits like Power, Survivor’s Remorse and Outlander.

We can now capitalize on this success with the expertise of our television production division, which has been responsible for some of the most significant, network-defining series in recent history, including Orange is the New Black for Netflix, Mad Men for AMC and Casual for Hulu; all shows that have created enormous enterprise value for the owners of these networks.

We now have the opportunity to do this in collaboration with our new colleagues at Starz, and hit product will result in more subscribers, stronger revenues and material upside for our shareholders.

Equally important, the combined company will have significantly improved predictability and stability of free cash flow, which enables us to capture the upside from the increased content investment without increasing the risk profile.

In fact, the significant costs and tax efficiencies for the combined company will achieve cash savings in excess of $200 million every year. That’s before any revenue enhancement from the retention of rights, successful execution on content production, and capturing the upside from our global distribution.

Together, our companies also provide a platform that will generate more consumer touchpoints from our combined over-the-top services and other consumer-facing businesses.

All in, we believe this transaction positions us as a stronger, more diversified content-driven company that will prove to be extremely accretive for our shareholders.

I’m also pleased to report that both companies are heading into this combination with tremendous momentum.

CEO Chris Albrecht and his team have achieved a huge ratings boost for Starz shows by creating a powerful Sunday night programming block, and our own momentum is reflected in the continued outsized performance of our television business and one of our deepest and most exciting film slates ever.

Even in a highly competitive summer period for the industry, we currently have four films in the marketplace playing on more than 4,000 North

American screens: Nerve, Now You See Me 2, Café Society with our partners at Amazon, and Roadside Attractions’ Indignation.

All of them will be profitable and our slate is positioned to gather momentum through the rest of the year and set the stage for profitable growth in the years to come.

Those of you who attended Comic-Con last month saw firsthand the tremendous diversity we’re bringing to our audiences.

Whether it’s Blair Witch with a unique marketing launch that electrified the crowd, Saban’s Power Rangers which has the potential to become one of our next big franchises, or Nerve, a lower cost targeted film that proves yet again our ability to connect with young audiences.

You’ll see the same breadth and depth of content next month when we bring our strongest lineup ever to Toronto, including Deepwater Horizon, a film that we believe is one of the best we’ve ever produced; La La Land, which has earned the opening night slot at the Venice International Film Festival; and American Pastoral, based on the Pulitzer Prize winning book that’s been hailed as one of the greatest American novels in the past quarter century.

Wherever you look on our slate, the first thing you’ll see is a lot of depth and areas of proved strength-

The return of Tyler Perry in A Madea Halloween, Mel Gibson’s Hacksaw Ridge, shaping up to be a contender for year-end awards; Patriots Day, a film about the hunt for the Boston Marathon bombers with our partners at CBS Films; The Shack, adapted from the global faith-based best seller, the next film in our John Wick action franchise; and as I mentioned a moment ago, Saban’s Power Rangers, based on one of the world’s most popular and recognizable entertainment brands, which closes out our fiscal year.

You can also see the same focus on branded properties and great intellectual property in next year’s slate. Just to highlight a few of the films currently in or preparing for production: Wonder, based on the remarkable New York Times best-seller with Academy Award winner Julia Roberts heading a cast that includes Owen Wilson and Jacob Tremblay; The Glass Castle, based on another best-selling book property and featuring another Academy Award winner, Brie Larson, with Naomi Watts and Woody Harrelson; Chaos Walking, a young adult franchise that we’ve been working on for the past three years, now coming together quickly under the direction of Bourne Identity filmmaker Doug Liman and starring Star Wars: The Force Awakens’ Daisy Ridley; Granite Mountain, the true story of the heroic firefighters who saved an Arizona town from one of the deadliest wildfires in history, starring Josh Brolin, Jennifer Connelly, Jeff Bridges, Miles Teller and Taylor Kitsch; and How to be a Latin Lover, with Eugenio Derbez, star of Instructions Not Included, Salma Hayek and Rob Lowe. And after five years preparing the right vehicle for the return of Jigsaw, we think you’ll like what we’ve done with the franchise when you see the next Saw in theaters on Halloween 2017.

Our television business keeps getting stronger and stronger, and it’s heading for its fourth straight record-breaking year.

We’re coming off a quarter highlighted by new buyers for our brand-defining premium content, fresh hits and successful renewals of our returning series.

We continue to license series to a growing array of platforms, including the high profile scripted series Step Up, based on our hit film franchise, for YouTube Red, and Pilgrim Media Group’s competition reality series The Runner for Verizon’s Go90 platform.

The Runner achieved tremendous levels of social engagement during its initial 30-day run, and we view Go90 as the kind of platform that will create a great opportunity for shows targeted at millennial, mobile-first audiences.

We’re in the middle of casting and preproduction for Dear White People, the adaptation of the critically acclaimed film that will be our second original series for Netflix and another show that underscores the synergies between our film and television businesses.

We currently have six Lionsgate film properties in development or already ordered as television series.

We also continue to develop premium scripted programming for our traditional network partners with Showtime ordering the pilot White Famous produced by Jamie Foxx and inspired by his early years in standup.

Many of our new series are already being readied for launch.

The timely political satire Graves, starring Academy Award nominee Nick Nolte and Sela Ward, which debuts on Epix October 16th; the anthology series Manifesto for our partners at Discovery; the behind-the-scenes late night comedy Nightcap for Pop and the drama series Teresa, based on Televisa’s wildly popular telenovela, which is a perfect example of Starz’s approach to targeting underserved audiences and our own commitment to deliver premium TV and film properties to Hispanic consumers.

We also had another successful quarter securing renewals for our new and returning series.

Greenleaf has emerged as a breakout success for Oprah Winfrey’s OWN network and has already been picked up for a second season.

The Golden Globe nominated dramedy Casual has become a top-rated prestige series heading for its third season on Hulu.

The Royals continues as the number one drama series on E! and the ground-breaking Orange is the New Black continues to demonstrate its global appeal in linear broadcast syndication.

During the quarter, we found new network partners for our fan-favorite drama Nashville. We believe that CMT and Hulu will provide a great long-term home for the series, which returns for its fifth season this winter, with new superstar showrunners Ed Zwick and Marshall Herskovitz.

With over 50 billion impressions, more than a billion streaming turns and 430 million friends on the Facebook platform alone, Lionsgate content touches people all over the world, from the record-breaking opening of

Now You See Me 2 in China to the global appeal of shows like Orange is the New Black and Nashville.

Last quarter, we mentioned the formation of Globalgate, a consortium of leading international producers, distributors and co-financing partners to identify and secure priority access to intellectual property for production as local-language films in territories around the world.

This afternoon, I’d like to highlight our growing local language production initiatives in China.

We’ve already invested in two films and are in discussions to invest in at least four others. Lionsgate will distribute these films outside China.

Importantly, these opportunities have evolved with local partners with whom we’ve built long-term relationships in financing, licensing, marketing and distributing our content.

We’re also expanding into original television series production internationally, as Lionsgate UK diversifies into an important platform for our European operations.

During the quarter, we invested in our second UK production company Primal Media, headed by reality producers Adam Wood and Mat Steiner. The deal jumpstarts our nonfiction business in the largest TV market outside the US.

Though the global environment for content owners has never been stronger it’s also in the midst of profound change. As a disruptive company that has always benefited from change, we are always poised to exploit strategic opportunities in an evolving marketplace.

This past quarter we capitalized on one of our greatest opportunities. The deal to acquire Starz will accelerate the growth of both companies, deepening our portfolio content, expanding our access to distribution, diversifying our pathways to the consumer, and unlocking enormous opportunities for long-term value creation for our shareholders.

I will now turn things over to Jimmy who can take you through some of the benefits of the deal before opening the call to your questions. Thank you.

J. Barge	Thanks, Jon, and good afternoon, everyone. I’ll briefly discuss our quarterly financial results, give you an update on our previous fiscal 2017 guidance, as well as discuss some elements of the proposed Starz deal.

We reported first quarter net revenues of $554 million, up 35% from the prior year, as both Motion Picture and TV posted year-over-year growth. Gross contribution at Motion Picture was negatively impacted by higher marketing costs associated with the wide releases in the current quarter relative to last year.

Adjusted EBITDA for the quarter was $41 million and reported earnings per share came in at a penny a share.

For fiscal 2017, we continue estimated adjusted EBITDA in the range of $200 million to $300 million. With regard to the timing of fiscal 2017 adjusted EBITDA, as we said on our last earnings call, we see the third and fourth quarters as the largest contributors.

Lastly, we want to provide some color on the potential synergies related to the proposed Starz acquisition. As Jon mentioned, we are expecting over $200 million in annual cash savings and this is before revenue benefits that have not been quantified.

First, with respect to the operating cost savings across the combined company, we expect those to exceed $50 million on an annual run rate basis. Savings are expected to include the elimination of duplicative costs and redundancies. As part of that, we expect efficiencies to be gained from economies of scale in areas such as production, manufacturing and marketing spend.

Secondly, we expect the incremental tax savings on average to exceed $150 million per year through fiscal 2021. These tax benefits are based on our existing international status, accumulated Lionsgate NOL’s, and the level of leverage contemplated in the transaction. We expect these incremental cash tax savings to begin immediately upon consummation of the merger. The net result will be a deal that is significantly accretive, with cash flow that will drive shareholder value as we quickly de-lever.

Now, I’d like to turn the call over to James for Q&A.

J. Marsh	Thanks very much. Ryan, can we open it up to questions, please.

Moderator	(Operator instructions)

Our first question comes from the line of Alexia Quadrani of JP Morgan.

A. Quadrani	Thank you. My question is on the film side of your business. Has the strategy changed at all on your film business post The Hunger Games series? Are you more focused on singles and doubles but nicely profitable films, or is the focus to pursue the next big franchise or maybe a combination of both?

R. Friedman	The strategy is definitely to go back to what we’ve been very comfortable with in the past. We’re going to have more films for a wider audience, basically we like to think event films for every audience available. So, there will be a lot of different products, some bigger, some medium-sized; movies like Nerve that are very targeted and focused for a young audience where we can make them very efficiently and score well. And then use that IP throughout the country for expanding all of our opportunities.

J. Feltheimer	I’d add, Alexia, that we probably have, as we look forward at our ’18 and ’19 slate, every year we’re looking at three pictures, I would say, that we believe could potentially be franchise pictures and we’re very comfortable with that. We actually think that we have the best group of intellectual property that can drive franchise creation that we’ve ever had, so we’re certainly not abandoning that. But we’re a little bit more focused on making sure we get at least one or two quadrants excited about every single movie as opposed to trying to get four quadrants sort of excited. So, a little bit more focused, but then be clear, I would say three movies a year we think have potential to be franchise quality.

A. Quadrani	And even on those that say those three movies per year or just to speak to your general strategy, the strategy is still to kind of presell the distribution rights and really protect and cover your costs, and really much more of a focus on profitability, is that fair?

J. Feltheimer	Look, there’s no question, our model hasn’t changed. We are still the largest supplier of big commercial third party product for the rest of the world, and so in most of the territories other than China where we distribute the same way as everybody else does, in the UK where we have a first-class distribution organization, we are still getting a very large percentage, somewhere between 65, 70, sometimes more percent of each budget going in with these minimum guarantees that we’re paid the minute we deliver the picture.

So, what I would say is that on a franchise potential picture, we’re probably going to take a little bit more risk, but it’s not the kind of risk you typically think of from the major studios.

A. Quadrani	Thank you very much.

Moderator	Our next question comes from the line of Stan Meyers, Piper Jaffray.

S. Meyers	Thanks, guys. I have one for Jon or Rob, and one for Jimmy. So I wanted to discuss in more detail the rumored decision to reconfigure the final Divergent film into what appears to be a TV movie or a TV show. Maybe you can comment on how monetization of TV shows has changed these days and would this allow for similar profitability?

And then for Jimmy, I wanted to come back a little bit to your guidance from last quarter. You obviously mentioned again that Q3 and Q4 will be the largest contributors. They outperform Q1 here. Is that more timing? What should we expect about Q2?

K. Beggs	I’ll start on the Ascendant question. There’s tremendous fandom around the Divergent franchise, but the performances of the last segment of the theatricals didn’t really create a situation where Rob and Patrick and their team felt they could commit the production resources necessary to really make the production they needed. That’s when we happily were invited into the conversation with Erik Feig and the writer and director, and for many hours got excited about the possibilities of what this show series could look like, resolving the novel in a season across 10 to 13 episodes and then expanding from there for multiple seasons. And creatively, it’s really fantastic.

We’ll be out as early as next week presenting networks with that opportunity. It both resolves the characters from the book franchise and creates new ones, and it really just points to the kind of discussions we’re having every day with our theatrical colleagues, which have resulted in a lot of great development in series sales, including Step Up, the Dirty Dancing adaptation at ABC; Lord of War, which is developing at Hulu; The Rook, which is a theatrical film property; Dork Diaries and others that are in the market. It’s just an example of what we call the virtuous cycle of content right now, bouncing back and forth from TV to film and vice versa.

And the economic upside on a long-term series franchise is very substantial. It comes over time and it isn’t all in one pop, but it’s really rewarding and we found on the bigger hits that we’ve had it’s been a nice contributor every year.

J. Feltheimer	For everyone’s edification, Kevin, how many pitches do you have on this? How many interested buyers?

K. Beggs	Well, we have 12 or 13 buyers that want to hear it. We’re trying to squeeze that into one week, so we’ll see where we get to.

J. Feltheimer	Okay, Jimmy?

J. Barge	Yes, Stan, look, to help you with the cadence and adjusted EBITDA throughout the year, as you noted and as I mentioned in my opening remarks, the fiscal year results are backend loaded, so that speaks for Q3 and Q4. With regards to the first quarter, as you’ve seen we come in very nicely versus expectations, and part of that was related to timing. I would also add with regards to the second quarter, we have seven releases in the quarter, so you should expect increased levels of P&A spend.

S. Meyers	Thanks.

J. Marsh	Thanks, Stan. Can we have the next question, please?

Moderator	That comes from the line of Amy Yong with Macquarie.

A. Yong	Thanks. Two questions. First, can you comment on some of the financial projections in the S-4? I guess this year it assumes the midpoint of the adjusted EBITDA guidance, but what’s actually going to the outer year projections? Can you just give us some comments around or color around the movie slate?

Then on the Starz side, what does that mean in terms of the MPVD relationships and any potential renewals as well as the savings from output agreements?

And my second question is around the relationship that you have with Liberty Global and Discovery, how has that evolved over time? It seems like Liberty Global gives you a great way to jumpstart your international distribution and TV kind of fits very nicely in with Discovery. So, if you could just comment around that particular relationship that would be great.

J. Feltheimer	Obviously, not only is there an ownership position, but the CEOs of Liberty Global and Discovery, Mike Fries and David Zaslav, two of the absolutely finest executives in media, are on our board. And I can tell you that in both cases, including our board meeting yesterday, where we specifically talked about content for the Liberty Global platform, where we talked about our series that we’re producing for Discovery, I would say these are constant conversations. I think those relationships will be very, very valuable whether we’re talking about content for their over-the-top offering, whether we’re talking about expansion of our over-the-top platforms that are now ultimately emerged over-the-top platform with Starz, we think the global possibilities are immense.

Discovery, well it’s a huge programming factory and we think we can have a tremendous amount of content. We’re already distributing, by the way, their home entertainment business, we’ve set up a documentary business together, so obviously we think those relationships are incredibly valuable. You couldn’t have two more collaborative people than Mike and David, so we’re pleased to have them on the Board, pleased to have them as investors and to continue those conversations.

Jimmy, you take the first part.

J. Barge	Sure. Look, Amy, with regards to the S-4, obviously this doesn’t reflect guidance or anything, but I’m happy to try to give you a little bit of color on those numbers just looking out a bit.

So, certainly on the Lionsgate numbers, the increase really is going into ’19 that you see there are reflective of our continuing growth in our TV business as well as our improving film slates. In addition to that additive is our ancillary businesses and our investments as well.

From the Starz side, I’m not going to comment on anything relative to the MVPD’s, but growth moving out into ’18 and beyond reflects improving revenues as well as moderating costs as the Disney product amortizes off and originals reach a steady state.

A. Yong	Thank you.

J. Marsh	Thanks, Amy. Ryan, the next question.

Moderator	That comes from Barton Crockett with FBR Capital Markets.

B. Crockett	Thanks for taking the question here. I wanted to ask a little bit more about the tax benefit of $150 million. It seems like that’s a mix of applying Lionsgate’s NOL’s to Starz’s earning stream. Then also, some of the benefits of lower kind of tax jurisdictions internationally and some of the intercompany transfers there.

But on the NOL’s, I was wondering if you could tell us how long do you think it is before those are used up? And would kind of the ongoing savings, by the time those are used up, still be supportive of that $150 million average that you’re talking to?

J. Barge	Sure, Barton. Look, you know that there are a lot of things that are positive here. First, with regards to the $150 million plus of annual run rate savings, we’ve indicated that that will go through fiscal 2021. Let me just underscore, that’s based on our existing status as a Canadian multinational and it’s also based off the leverage in the announced merger. So things that are effectively in place not at risk.

I would also add that with regards to even going out beyond that, over half of this $150 million plus annual run rate savings, I think over half of that will extend well past 2021. So, we’re well positioned with regards to that and expect those benefits to continue for a long time.

B. Crockett	So do the benefits through 2021 still include the NOL’s, so the half of that that extends would be the half, the portion that is not really from the NOL’s, which aren’t in perpetuity, but are just kind of something here for a few years?

J. Barge	Look, obviously there’s a component of that that includes accumulated NOL’s, those that were accumulated as of the year-end March 31, 2016 as well as those that will continue to accumulate in the near-term, and those will carry forward. Then we have savings that we’re layering in with regards to the leverage that will continue on and on.

B. Crockett	That’s helpful. Then on the idea of this great growth in the TV production, you guys were looking to do about a billion dollars or so this year, on maybe kind of [indiscernible] margin in the TV segment. Could you update us on how much visibility you have and how much confidence we have based on the pipeline that you see? Then how much visibility do you have in your ability to continue to show some growth or hang on to the growth next year?

J. Feltheimer	We actually have a lot of visibility, going out fairly far. I would point out your margins usually end the year as great as this year, actually, your margins do get depressed a little bit. I think you could expect them to go up next year, fiscal ’18 a little. But I think once you start having as many successful series as we do, I think you have a lot of visibility – let’s not forget what we report in our television business. I think sometimes people forget about some of the other businesses we have, particularly the syndication business, there’s Wendy Williams, there’s Family Feud, Celebrity Name Game; these are sort of annuities that we keep growing year after year after year.

So, between that, Pilgrim, which is a big factory for nonfiction, our growing internal nonfiction, which includes the big network show Kicking & Screaming, I think we’ve got a lot of shots at bat, frankly. I think you could pretty much count on pretty consistent revenue and ultimately margin growth.

B. Crockett	Alright. Thank you very much.

Moderator	Our next question comes from the line of Ben Mogil with Stifel.

B. Mogil	Good afternoon. Thanks for taking my question.

Barton got my question on tax, so I’ll ask a different one. On AMC’s call today, they were talking a lot about the competitive environment with regards to TV and that sort of brand and brand of channel matters a lot. That’s obviously what Starz has been pushing as well. When you look at your role as a supplier of TV shows, obviously it’s the network’s responsibility to do the marketing, etc., but in order to make sure shows continue to get renewed and continue to have traction, any thought on spending directly on shows, marketing yourself, just to give them a better life start, if you will?

J. Feltheimer	I’ll let Kevin answer that.

K. Beggs	We go into every show, every new series offering a whole suite of marketing assistance, if you will, from our own millions and millions of Facebook followers of our movie franchises, our own entire marketing department, the cast, the relationship. The studio is really the grease beneath the wheels, moving all of these things forward and exploiting and we have to go recover international revenue around the world, all of which these days feeds into the mother ship of the domestic.

In the first season, we’re always investing and over investing, because you have to get one big season under your belt before a show really gets traction. And when you think about shows like Mad Men, that were quiet sleepers and then they exploded, you know why a network like AMC and we are committed to sticking with something, even if it’s modestly successful in the first couple of years.

But generally, the network is really at the forefront of the domestic marketing effort. But these days, it’s truly a team effort, both financially and resources.

J. Feltheimer	Yes, I should add, very good question. The fact is, I think some people have looked at the Starz transaction a little bit like, okay, there’s going to be a platform over there in Beverly Hills and there’s going to be a content company over in Santa Monica, and I think the first thing that’s happening here is we’re actually moving Starz into our building. The whole point is that the culture here is a culture of everyone working together. Kevin has six projects right now that are going or in preproduction in terms of film properties that are going to television, but there’s way more behind that. And the point is that this company that gets put together between Starz and Lionsgate is going to be an integrated content company, and we take advantage of all of the resources of our company. I don’t know anybody else who does this.

If you look at the conglomerate, if you look at what their premium channel is compared to their studio, etc., I think they are virtually two distinct businesses. We don’t see it that way. We are going to combine these businesses in an effective way, we’re going to put the cultures together in an effective way. And as I say, we are not turning this into two different companies; this is going to be an integrated global content company.

B. Mogil	That’s great. Thank you very much, both Kevin and Jon, for that. Jimmy, one for you. I know guidance is unchanged, obviously you have a lot of moving parts left for the year in terms of tightening that up. I know one thing you sort of talked about was some potential asset sales that would tighten that range up. Any update you can give us?

J. Barge	Yes, we continue to be active in that space. And like I said the previous quarter, we still feel very much in the next 12 to 24 months that we’re going to take several of those assets that are effectively hidden assets, we don’t think that are fully valued or included in the value of our share price, and we’re going to monetize those. We’re either going to monetize those or move those to be positive contributors to adjusted EBITDA.

B. Mogil	Okay, that’s great. Thank you very much.

Moderator	Our next question comes from the line of David Joyce with Evercore.

D. Joyce	Thank you. Two questions. First, in thinking about how your TV production business is evolving, you’ve haven’t lapped a year yet with Pilgrim. Just wondering how the mix shift, how should we think about the mix shift of the scripted and unscripted programming should be flowing in terms of lower costs and, therefore, lower revenue per episode or per hour versus where you have been? And if there is any seasonality in that.

Then secondly, related to the pending Starz deal, given you’ll have more pro forma free cash flow, will there be any change in the type of financing arrangements for the film productions, i.e., would you be using film-specific production and spending less that would be impacting free cash flow? Thank you.

J. Barge	Just with regards to your question with regards to capital and film production, I don’t expect that we will change that going forward. We like the pricing on that, we like the product, and we think it works very well with our business. So I would expect that to continue forward.

J. Feltheimer	Again, what Patrick, our co-chairman of the film business, has put together with these extraordinary output deals is out ability to bank these deals very effectively and pay them off very quickly. So, there really would be no reason to change that. And, Kevin, in terms of the —

K. Beggs	Sure, on the mix, the television production mix, our scripted business continues to grow exponentially every year. There’s a bunch of buyers in the market right now and new ones coming to the table every few months. We have had big success this year with Greenleaf and OWN, which was doing some scripted programming, but not at this budget level, and that’s been a breakout hit for them and it’s happily in the Discovery family, so it’s a win/win for everybody, but there’s new platforms all the time.

So, scripted, we continue to see two or three new series a year. Our non-scripted business is really two components. You mentioned Pilgrim. They have a fantastic business. It’s a really smart investment, and they really have a steady state operation running multiple, multiple series primarily in the cable, non-scripted business, although they are also going to get into scripted and theatrical film development with our team.

Then our own non-scripted business, which is growing nicely, and that’s much newer to the world, that’s really about two years old in earnest. It’s been around for a long time doing one or two shows, but Jon mentioned a big network show coming in January on Fox, Kicking & Screaming. That’s a really, really big production, big budget, one of our big shots. We invested in a UK company called Primal; two fantastic show runners in the UK who primarily create formats. So that is growing nicely as well.

Our goal, ultimately, would be to have revenues in scripted and non-scripted, inclusive of Pilgrim, at an equal level. Right now scripted is far greater on the revenue side based on the expense of scripted shows, but we like to diversify that portfolio nicely and we’re on a nice trajectory to do so.

D. Joyce	Thank you.

Moderator	Your next question comes from the line of David Miller with Loop Capital Markets.

D. Miller	Jimmy, another question on the S-4. In your free cash flow assumptions for the combined firm, you have in fiscal ’18 you have $595 million in free cash flow versus $379 million in free cash flow in fiscal ’17, so that’s about a 55% clip higher in free cash flow; fiscal ’18 versus fiscal ’17. Just wondering if you could comment on some of the puts and takes there; any kind of color you can give, particularly as it applies to some of the more important components like film amortization and working capital. Then I have a follow up.

J. Barge	Well, the most significant factor driving that growth, among other things is, one, you have stable increasing cash flows on the Starz side of the transaction as well as our increasing free cash flow as well. So, and significantly to that, remember that the $150 million of tax synergies start immediately, so that’s day one after consummation of the transaction. Likewise, the $50 million plus of operating cost synergies will be ramping up pretty quickly, and that drives cash as well. So, that’s really the driving force behind the free cash flow, and thanks for noting the significant increase of that, because it is highly accretive.

D. Miller	Excellent. Then, Jon, once you have Starz fully integrated into your model and you have everything up and running and everything is sort of running like a well-oiled machine, what do you see as kind of the core branding difference between the two pay TV constructs that you’ll obviously have an interest in, those being Starz and Epix. I mean, it feels to me like Starz is going to be more TV episodic and Epix is going to be more sort of film and sports and the boxing and the concerts and stuff like that. But any color you’re willing to provide at this time would be helpful. Thanks.

J. Feltheimer	I don’t want to speak for the whole Epix partnership. I think it’s fairly obvious that the programming is fairly film heavy and I would expect it to be that way for the next three years or so. I think there’s no question that Chris and his team are doing a great job getting the original programming going. There’s no question that there’s going to be more investment in that. And working together, there will not only be more investment in that from a license fee perspective, but definitely more concentration on rights retentions, because I think that’s really important. We built an amazing, worldwide distribution business. We have a lot of third parties come to us like Regency, Miramax, a number of companies and, therefore, we believe that between their portfolio and our portfolio that we can create additional margin out of that [indiscernible]. So rights retention is going to be really important.

I would add just one other thing. The thing that I think Chris and his team are doing really well right now is while the programming is certainly wide, you look at the ratings on some of these Sunday night shows, but they are actually making sure that it’s focused as well. I think that’s part of what we do as a company as well. So I think there’s tremendous synergy and thinking about who the modern audience is and how they watch television. So from a sort of brand perspective, I think we have a great fit, a great alignment.

J. Marsh	Thanks, David.

Moderator	Our next question comes from Todd Juenger with Sanford Bernstein.

T. Juenger	Thanks for taking the question. I’ll just throw out two questions and let you decide who wants to field them and in what order.

First one, kind of picking up on Jon’s comments about the harmonization between Starz and Lionsgate as independent companies becoming one, I would really love to drill that down a little further and think about the development process. On a scale of both companies or entities keeping completely independent creative development processes for Starz and then for Lionsgate and then perhaps just finding each other where you happen to intersect, versus the other end of the scale of sort of ramming it all together into just one single development process, where on the scale are you currently thinking that you’re going to draw the line there to sort of maximize both the combination of companies, but also maximize your ability to find other partners and do things outside?

The second one’s much quicker. Sorry if I didn’t see this in the S-4, Jimmy, if there’s anything you can say about the costs of getting the deal done, the deal costs, restructuring costs, integration costs, any of those one-timer’s, that would be helpful. Thank you.

J. Feltheimer	I’m going to answer the first one and tell you that you asked a very good question, and I’m not really prepared to answer it yet. I think there’s some really smart people on both sides.

I think what I would sort of point out is that we as a company, and I think Starz as well, have ideas coming to us in terms of content development through a lot of different channels. For us, we have it through our film development side, we have it through our film acquisition side, we have it in television through our scripted area, we have it through our nonfiction area, and we have it through Debmar Mercury. On their side as well, they’re getting it through a lot of different places and so I think that’s an area that we’re going to have to really think through. How do we keep that diversity of incoming channels, incoming content and organize it efficiently.

But again, as I said before, integrating these companies as closely as we’re going to, having Chris five yards away from me, he and I and his lieutenant, COO Jeff Hirsch, these conversations, we’re going to be speaking ten times a day to figure that out. But I can promise you that given the two companies together, there are going to be even more ideas coming through our channels than we’ve ever had.

J. Barge	Todd, with regards to the overall deal costs, you will find that. It’s in the S-4 under Sources & Uses of Cash. I would just add that, generally speaking, the way that will flow through is you’ll have one-time deal costs associated with the merger that will be expensed as incurred. Some of that was actually incurred and expensed in this quarter, and the rest of that would be expensed between now and generally the period of closing.

With regards to the refinancing of existing debt, that will generally be expensed at the time related to debt extinguishment, which you’ve seen before and are accustomed to, and then any fees associated with the raising of new financing will generally be capitalized and spread over time.

J. Marsh	Thanks, Todd. Next question, Ryan.

Moderator	That comes from the line of John Janedis with Jeffries.

J. Janedis	Thank you. I wanted to ask a related question regarding the profitability in the TV segment. It seems like the ratio of TV content you delivered to SVOD versus linear TV is going to grow. So given the much higher profitability of renewal on an SVOD platform compared to linear TV in general, should the SVOD product have a higher margin over time? And does that have the potential to skew segment margins higher than the historical range you discussed?

K. Beggs	All the SVOD players, each of them have very different models. Some are in the cost plus model, some are in the limited rights model, so it’s actually too broad of a generalization to just differentiate between SVOD and cable to broadcast.

Every property we bring to the market is different. Some have a high international opportunity for return, and if you were to give away long-term upside on something, you might regret it later when the show could have taken off and really continued to be in the lifecycle for 20, 30, 40 years. So each one is a case-by-case basis and we look at them that way. We make tough decisions when we have multiple offers, and then we decide where we want to go.

J. Janedis	Then maybe separately, I’m sorry if I missed this, but can you talk more about how that China production deal will work? What rights do you retain? What do you say about the plan to distribute? I may have missed that, sorry.

J. Feltheimer	I’ll have Brian Goldsmith answer that.

B. Goldsmith	Hi there. It really varies on a project-by-project basis, but generally speaking, outside of Greater China, Lionsgate would distribute movies internationally. So it’s actually ex-China. So think in the US as well as throughout our global distribution footprint. But, each deal is sort of a unique process, so distribution rights may vary on a film by film basis.

J. Janedis	Thank you.

J. Marsh	Thanks. Next question, please.

Moderator	That comes from the line of Steven Cahall with Royal Bank of Canada.

S. Cahall	Thank you. Two questions. The first on the television side. I was wondering if you could give us the organic growth rate that Pilgrim did in the quarter? And also, on the domestic production revenue that you did outside of Pilgrim, it looks to me like you had a pretty decent run rate there. I think we’ll be ramping as we go through the rest of the year, so I was wondering if you could confirm that.

J. Barge	Yes, we had nice uplift with regards to our growth rate outside of Pilgrim with regards to revenue. And I think you’ll see the same throughout the full year. So not breaking it out specifically, but we’re expecting very strong revenue growth for the year and expect in ’17 we’re going to be in a low double-digit margin. Then going into ’18, we’d be approaching or exceeding a billion dollars of revenues, as we’ve said before.

S. Cahall	Then a follow up on the margin side, a very strong quarter in both revenue and EBITDA at the Motion Picture side, but it looks like if I’m doing the math right that margin has compressed quite a bit. So what do we think of as maybe sort of run rate or exit margins as we’re coming through the year? And is there anything you would call out in the quarter that contributed to margin being where it was, maybe compared to the quarter last year? Thank you.

J. Barge	Certainly. On Motion Picture, look, it’s going to vary quarter-to-quarter just based on the timing of P&A and product releases. So, I think you ought to look at our historical run rates and see us getting back to those margins as your better indicator and not necessarily focus on any particular quarter. Though I would add, obviously, as I noted earlier to one of the other responses, as we go into the second quarter with seven releases, you’re going to expect revenues up in Motion Picture nicely or being effected or benefitting from that. And as I mentioned, we’ll have the P&A to support that, so that would negatively impact the margin. But it all works out over the long-term. We feel very good about our margins and growth there in our film business.

J. Marsh	Next question, please.

Moderator	Our next question comes from the line of Matthew Harrigan with Wunderlich Securities.

M. Harrigan	Thank you. At MAB and some advanced TV conferences, there’s been an immense focus on short form video for advertising and just really getting the specifics of a younger demographic. Then you look at the Cisco V&I numbers and just really hyperbolic growth curve there. You have a lot of capabilities in that direction already with your digital investments, but it seems like there’s an even broader opportunity now with the advent of the deal. Thank you.

K. Beggs	Look, we’re leaning in heavily in the short form area, but primarily we view some of this great digital content as an opportunity to migrate filmmakers, television, talent that are not necessarily on our day-to-day radar into our traditional verticals.

As an example, we had a long-term deal and had it for a couple years now with Freddie Wong and Rocket Jump, which is kind of a film collective run by Freddie and his partners who are YouTube superstars. We green lit a movie called Dirty 30 with Grace Helbig and the Hart Sisters who were big-time YouTuber’s. Greg [indiscernible] has a digital label within his company called 1620, and we’ve made an overall deal with Grace. But all of those have happily migrated into long running series that really could have a much bigger return.

These are really, we think, development opportunities that turn into real long-term, perpetual businesses, which is really where we live in the TV space.

M. Harrigan	Thank you.

Moderator	Our next question comes from the line of Eric Wold with B. Riley.

E. Wold	Thank you. Follow up question on one of the ones earlier, talking about the ancillary investments. I know that you discussed in the past plans to monetize those where you think the value is not reflected in the stock price. I guess two parts to it. One, would everything be considered on the table or would you think about some of these being carved out and really not an option to be monetized?

Two, is that something that was more important as Lionsgate is a standalone company or when you combine with Starz, is that viewed as really an opportunity now to de-lever post deal?

J. Feltheimer	I’ll answer the first part of that, which is to say I think any investment that’s a minority investment ultimately and it’s not significantly strategic is something that we feel, at whatever point we feel it’s not going to become strategic, it’s an opportunity to monetize. The question is, sometimes we’ll hold on to something in order to take advantage of whatever other benefit it has along the way as well as to wait for the point in time where it’s got the best valuation we think that we might be able to get, and so there are a couple of those. I’m not going to specify which they are. But in general, if it’s not going to become a true strategic piece of business for us, we’re ready to monetize.

J. Barge	I’ll just add to that, Eric, that all of this provides us with a lot of flexibility to de-lever, okay. And that could allow us to de-lever much higher than the 1.5 times in the next 12 to 18 months post acquisition that we’ve noted. It just really depends on how we play that out, but it’s great to have that flexibility.

E. Wold	Thanks.

Moderator	The next question comes from the line of Evan Wingren with Pacific Crest Securities.

E. Wingren	Thanks. I’m just wondering how you view Starz current over the top offering and how you see it evolving under Lionsgate management? And it’s your ability to drive incremental revenues through that offering that maybe isn’t factored into your current projections.

J. Feltheimer	Great question. We have not factored anything incremental other than to say that there’s pretty much no doubt that we will combine those efforts. I can’t speak to their numbers, but I can tell you that you will be surprised when you hear how big they are. They are doing extremely well. I can tell you, the signups after the launch of Power and the Sunday night programming block were extraordinary. The velocity was just absolutely immediate.

We see their over-the-top offering, if you will, the general entertainment over-the-top offering and we see the targeted over-the-top channels that we have as being sort of the satellites around it. They will [audio disruption] together. I’ve looked at presentations that Jeff Hirsch and his team have put together already and I’ll tell you, it’s very, very compelling. As a matter of fact, I wouldn’t be surprised if there’s other outside parties, including fairly significant ones, I’m aware of some conversations, of putting other products through that package.

So, we think that’s one of the fantastic opportunities that we have not looked at in terms of monetization. But that’s going to happen and I’m very excited about it.

E. Wingren	One follow up on TV production, in terms of the tightness of supply, are you seeing just the overall scarcity of shows impact your ability to drive price in terms of when you’re selling those shows to any of your buyers?

J. Feltheimer	I’m going to answer for Kevin on this because he’s modest, but he said earlier, he has on the Divergent potential series, he has 12 buyers. If you have one buyer, it’s pretty hard to drive price. If you have 12, I think it’s a lot easier. We are going out with product, Kevin and his team go out with product – they don’t go out with it until it’s ready; they don’t go out until it’s packaged, and I think that, as Kevin has said, sometimes he has so many meetings, he wants me to provide a helicopter for him. So, I think for great premium content and for a company that’s created brand-defining shows, I think we’ll continue to get excellent pricing.

J. Marsh	Thanks, Evan. Next question.

Moderator	That comes from the line of Richard Greenfield with BTIG.

R. Greenfield	Thanks for taking the question. When you look at Starz, I think we look at it very much as kind of a pay TV channel that’s always lived in an al a carte world, and isn’t exposed to the significant overearning challenges faced by basic cable networks as the legacy bundle phrase. But there’s a real investor concern that this is kind of the beginning of a multiyear cable network rollup by Lionsgate. When you read the proxy on Starz, it’s clear that Malone only wanted to sell to Lionsgate. So the fear becomes challenges assets like Discovery get jammed into Lionsgate or other cable networks like AMC Networks. Curious kind of how you look at strategically the future of Lionsgate and what people should read or not read into the Starz acquisition.

J. Feltheimer	I think, really, we’ve made this clear. I appreciate the question, Rich. We’re focused on content. We’re focused on filling our pipelines with premium content; content that can expand to ancillary markets, location-based entertainment and game and franchise extensions, and that’s our focus.

It is interesting, my friend Les Moonves said it really well and I think you picked it up, which is the kinds of acquisitions he’s focused on are anything that can enhance his content platform. And I think, obviously he’s one of the smartest people ever in the business. He’s basically saying that CBS isn’t really a broadcaster. It’s a content factory, and that’s really what we’re looking at, being a global content factory. And particularly with premium content. And I think you’ll see, particularly after we’ve now got the benefit of the Starz platform, I think you would see any transaction that we’re more focused on content than anything else.

I would also say, most importantly, you’re not seeing us running out into the marketplace. The most important thing you’re going to see this company and myself doing for the next couple of years is integrating this, making this thing run like a top and really taking advantage of making this an incredibly accretive transaction for our shareholders.

M. Burns	It’s Michael. I just want to add one thing, Rich. This is an asset, I mean, John Malone thought these two assets would fit nicely together. He’s been saying that for a long time, but make no mistake, we wanted the Starz deal.

R. Greenfield	I understand that you wanted the Starz deal. I’m saying the question was whether there’s other assets they could push in, and I think it’s very clear from your answer that you don’t want to enter the basic cable universe, you can to build in content. And I just wanted you to clarify that, because I think there’s been a lot of confusion about the future of Lionsgate, and I think that was very helpful.

M. Burns	I think Jon made the point. We’re not going to buy anything unless we think it fits beautifully.

Moderator	Our next question comes from the line of Jim Goss with Barrington Research.

J. Goss	Thanks. First, I’m wondering how important do you think it would be to have a defining series like a Mad Men or Orange is the New Black for Starz for branding purposes or to raise its status? Or do you think the original series progress it’s making right now is adequate?

And on a related basis, how do you prioritize content between this own subsidiary and third party options if you did come up with something perceived to be a great idea and others might have an interest in paying you for it?

K. Beggs	Let me just answer the second and Jon will address the first.

We talk a lot about this as an independent supplier. We’re in business with 40 different networks and platforms, and for us it comes down to the right show for the right platform at the right time. When that alchemy happens and it’s a Mad Men or Orange is the New Black or a Weeds or a

Casual, it’s a great day for us, it’s a great day for our clients, and value is created and it lasts for years and years and years.

We look at the pay and premium landscape as a great opportunity to create network defining shows, but we will always focus on where it will work best. So we’ve been calling on Starz for 12 years now. In the original space, we’ve done two series with them; we’ve pitched them regularly and we have several things in the pipeline there and we expect to continue to do so. But certainly things that will work for them won’t be right for other networks and vice versa. So, really it’s what is best for the show and what will make it a long-lasting asset, that’s what our focus is on the studio side.

J. Feltheimer	I would add that Chris and his team are doing a great job now, but at the end of the day Starz really hasn’t had its brand defining show. So, I think you could answer your own question. Clearly, having a show like Mad Men, which parenthetically and we love the guys, Josh and Charlie at AMC, but for year after year they would tell us that they were losing money on Mad Men, when of course their enterprise value would go up a billion dollars a year. So, I think it’s pretty obvious that having that kind of brand-defining show would be grand.

I think people do forget that at Starz there’s so much additional content going through it, and there’s branded channels like the Western Channel, which is one of the best watched channels on anybody’s platform, on the Encore site, and so they have huge amount of library, huge amount of movies and just some really great series already on the air as well as a number of others that are coming up and being considered that I’ve read and that are really terrific in premium. But of course, again, having a big monster hit on any platform is a game changer.

J. Marsh	Thanks, Jim. How many more questions do we have in the queue?

Moderator	We have one final question. That comes from the line of Tuna Amobi with S&P Global Markets.

T. Amobi	Thank you very much. So with regard to the Starz deal, I’m trying to figure out what question to ask that hasn’t been asked already.

This is first for Jimmy, how will this deal affect the segment reporting, if at all? I mean, how much breakout can we expect going forward? And separately, also related to that, I know you alluded to that in your comments on de-leveraging flexibility, etc. I’m wondering if there’s any shift in terms of capital allocation? I know that John Malone has his own philosophy concerning these things, and I’m wondering if you are sure that you’re aligned or need to be aligned with his thinking, and how would you expect that to evolve? So those are the first set of questions. I have a follow up.

J. Barge	With regards to where we are in terms of capital allocation, as we’ve commented many times, we’re focused on de-levering. We have significant free cash flow that has a lot of visibility, it adds to the diversification of our overall business, it accelerates both growth and diversification that falls across all of our metrics and it particularly falls nicely and heavily across improving free cash flow. And that will be used to significantly de-lever the inbound or the opening leverage in this transaction. So, I think everybody’s fine with regards to capital allocation.

J. Feltheimer	And your follow up, Tuna?

T. Amobi	I also asked about segment reporting, any changes with that?

J. Barge	We’ve not concluded with respect to ultimately what our segment reporting would look like, but obviously you’d expect the networks to be a separate segment. We’ll figure out exactly how the rest of that falls in to the overall line of [indiscernible] segments.

T. Amobi	For Jon, I wonder if you could remind us of your UK exposure? I thought it was quite interesting that you are stepping up your investments in the UK at this point in time with all the concerns with Brexit, etc. So I’m wondering if one should see that to mean that this is a nonfactor for you or if there are any mitigating circumstances that lead you to be more positive with regard to your UK plans given all the uncertainty?

J. Feltheimer	Again, with currency, when you’re both in the production and acquisition as well as the currency changes [indiscernible] give back to you. So from a production point of view, anything we produce there is essentially cheaper.

[Indiscernible] a number of series there. I would add as well, what Zygi Kamasa and his team have done very, very well is not just rely on the US product, but they’ve been in the acquisition for production business there. And again, I think we won’t be affected very much from that respect. So I think the key [audio disruption] nothing to do with currency or devaluation. [indiscernible] vibrant business, the biggest in the world and one of the best executives we have on our [indiscernible].

T. Amobi	Are you able to quantify that exposure at this point for the UK?

J. Feltheimer	We don’t really have any exposure. As I say, we’re buying and selling and we’re [indiscernible] amount of exposure.

T. Amobi	Thank you.

J. Feltheimer	We’d like to thank everybody and look forward to our next call.

Moderator	Ladies and gentlemen, that does conclude today’s conference. As I mentioned earlier, today’s conference was recorded. It’s also going to be available for replay starting tomorrow, August 5, 2016 at 1 p.m. PDT, going for one week until August 12, 2016 at midnight PDT. You may access that replay system by dialing 1-800-475-6701 and entering the access code 398706. International callers may dial in using 320-365-3844.

That does conclude today’s conference. Thank you for your participation and you may now disconnect.

Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the substantial investment of capital required to produce and market films and television series; increased costs for producing and marketing feature films and television series; budget overruns, limitations imposed by Lionsgate’s or Starz’s credit facilities and notes; unpredictability of the commercial success of Lionsgate’s or Starz’s motion pictures and television programming; risks related to Lionsgate’s or Starz’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets, including individual films or libraries; the cost of defending Lionsgate’s or Starz’s intellectual property; technological changes and other trends affecting the entertainment industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Lionsgate’s ability to complete the acquisition and integration of Starz successfully; litigation relating to the transaction; and other factors that may affect future results of Lionsgate and Starz. Additional factors that could cause results to differ materially from those described above can be found in Lionsgate’s Annual Report on Form 10-K for the year ended March 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Corporate” section of Lionsgate’s website, http://www.lionsgate.com, under the heading “Reports” and in other documents Lionsgate files with the SEC, and in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2016 and June 30, 2016, each of which is on file with the SEC and available in the “Starz Corporate” section of Starz’s website, http://www.Starz.com, under the subsection “Investor Relations” and then under the heading “SEC Filings” and in other documents Starz files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Lionsgate nor Starz assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Lionsgate has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Lionsgate and Starz and a Prospectus of Lionsgate, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the Joint Proxy Statement included therein is in preliminary form. The proposed transaction involving Lionsgate and Starz will be submitted to Starz’s stockholders and Lionsgate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONSGATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lionsgate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lionsgate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lionsgate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lionsgate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.